SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                              TIME WARNER INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 887315109
                      -------------------------------
                               (CUSIP Number)


                                R.E. Turner
                            c/o Time Warner Inc.
                               One CNN Center
                             Atlanta, GA  30303
                               (404) 827-1700
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                           Jerome L. Coben, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5000

                              October 27, 1998
                      -------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
 following:                                                         ( )



 CUSIP No.  887315109                                           Schedule 13D
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 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      R.E. Turner; ###-##-####
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)   ( )
                                              (b)   ( )
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 (3)  SEC USE ONLY
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 (4)  SOURCE OF FUNDS*

      Not applicable.
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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

      Not applicable.                                    ( )
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 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                                    : (7)  SOLE VOTING POWER
                                    :
                                    :       52,819,915
                                    :---------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
  OWNED BY EACH REPORTING           :
  PERSON WITH                       :        1,300,499
                                    :---------------------------------------
                                    : (9)  SOLE DISPOSITIVE
                                    :
                                    :       52,819,915
                                    :---------------------------------------
                                    :(10)  SHARED DISPOSITIVE
                                    :
                                    :        1,300,499
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 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            54,120,414

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 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                ( )
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 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           10.0%
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 (14) TYPE OF REPORTING PERSON*
      IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated October 10, 1996, relating to the common stock, par value $.01 per share (the "Common Stock"), of Time Warner Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

           Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.


 ITEM 4.   PURPOSE OF TRANSACTION

      Item 4 is amended and supplemented as follows:

           Subject to the terms of Investors' Agreement (No. 1) and the Right of First Refusal Agreement, Mr. Turner reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by him in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors. Mr. Turner currently expects to dispose of shares of Common Stock in connection with his pledge of $100 million per year for ten years to causes supported by the United Nations.

           Except as set forth herein, and other than in his capacity as an officer or director of the Company or Turner Broadcasting System, Inc. or pursuant to the exercise of outstanding options to purchase shares of Common Stock, Mr. Turner has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) Mr. Turner beneficially owns 54,120,413 shares of Common Stock, which represent approximately 10.0% of the shares of Common Stock outstanding immediately following consummation of the Merger. This number of shares beneficially owned by Mr. Turner does not include 2,500,000 shares of Common Stock owned by the Turner Foundation, Inc. (the "Turner Foundation"), of which Mr. Turner is a director, as to which shares Mr. Turner disclaims beneficial ownership, and 385,000 shares of Common Stock owned by Jane Fonda, Mr. Turner's wife, as to which shares Mr. Turner disclaims beneficial ownership.

           (b) Mr. Turner has sole power to vote or to direct the vote of 52,819,914 shares of Common Stock, the sole power to dispose or direct the disposition of 52,819,914 shares of Common Stock, the shared power to vote or to direct the vote of 1,300,499 shares of Common Stock and the shared power to dispose or to direct the disposition of 1,300,499 shares of Common Stock. The numbers set forth in the preceding sentence do not include 2,500,000 shares of Common Stock owned by the Turner Foundation, as to which shares Mr. Turner disclaims beneficial ownership, and 385,000 shares of Common Stock owned by Jane Fonda, Mr. Turner's wife, as to which shares Mr. Turner disclaims beneficial ownership.

           (c) The following transactions in the Common Stock were effected during the past 60 days:

                                                      Number      Price
 Date      Transaction          Party                 of Shares   per Share
 ----      -----------          -----                 ---------   ---------

 8/25/98   Open market          R.E. Turner           100,000     $91.271
           disposition          Charitable
                                Remainder
                                Unitrust No. 2

 10/21/97  Open market          R.E. Turner           550,000     $90.045
           disposition

 10/21/97  Open market          Turner Partners       550,000     $90.045
           disposition

 10/27/98  Disposition          R.E. Turner           298,000     n/a
           in connection
           with Mr. Turner's
           pledge of $100
           million per year
           to causes supported
           by the United Nations



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                 By: /s/ R. E. Turner
                                    ------------------
                                    R. E. Turner


 Dated:    November 24, 1998